Main Street Capital Corporation

May 16, 2016

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Trace W. Rakestraw, Esq.

Re:                             Main Street Capital Corporation

Post-Effective Amendment No. 4 Registration Statement on Form N-2

(File No. 333-203147)

Dear Mr. Rakestraw:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Main Street Capital Corporation (the “Company”) hereby respectfully requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on May 16, 2016 at 4:30 p.m., or as soon thereafter as practicable.

In connection with the submission of the Company’s request for accelerated effectiveness of the above-captioned Registration Statement, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MAIN STREET CAPITAL CORPORATION

By:	/s/ Jason B. Beauvais
Jason B. Beauvais
Senior Vice President, General Counsel,
Chief Compliance Officer and Secretary